                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  22 March, 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	22nd March 2010

AIB - Exchange of Outstanding Securities by Exchange Offers

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] today announces that it has accepted offers to exchange six series of Euro, Sterling and US Dollar denominated Lower Tier 2 securities for the equivalent of circa € 1,765m of new Lower Tier 2 capital qualifying securities (comprised of three series of c. € 419m, c. £1,096m and c. $ 177 m) to be issued on 29th March 2010. The face value of the securities received in the exchange is approximately € 2,210m. The securities will be exchanged for between 74% and 91% of their face value in line with the previously announced exchange prices.

The equity accretion for AIB Group arising from the exchange offers is expected to be circa €445m.

-ENDS-

For further information please contact:-

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date 22 March, 2010

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.